Exhibit 5.1
JONES DAY
NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: (216) 586-3939 • FACSIMILE: (216) 579-0212
September 9, 2010
ACI Worldwide, Inc.
120 Broadway, Suite 3350
New York, New York 10271
Re: ACI Worldwide, Inc. Amended and Restated Deferred Compensation Plan
Ladies and Gentlemen:
     We have acted as counsel for ACI Worldwide, Inc., a Delaware corporation (the “Company”), in connection with the Company’s Amended and Restated Deferred Compensation Plan (the “Plan”). In connection with the opinions expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that:
     1. The Company’s Deferred Compensation Obligations, which represent general unsecured obligations of the Company to pay deferred compensation in the future in accordance with the Plan, when issued in accordance with the provisions of the Plan, will constitute valid and binding obligations of the Company; and
     2. The provisions of the written Plan document comply with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     The opinion set forth in paragraph 1 is limited by bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations and judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and by general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.
     The opinion set forth in paragraph 2 applies only as to the form of the written Plan document, and for purposes of such opinion we have assumed that the employees and other persons who are eligible to participate in the Plan constitute a select group of management or highly compensated employees for purposes of ERISA. Accordingly, but without limitation of the previous sentence, we express no opinion as to whether the employees and other persons who are eligible to participate in the Plan constitute a select group of management or highly compensated employees or whether the Plan will be considered “funded” for purposes of ERISA, which are factual issues depending upon the facts and circumstances in existence from time to time.
     The opinions expressed herein are limited to ERISA and the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction. In addition, we have assumed that the resolutions authorizing the Company to issue the Deferred Compensation Obligations in accordance with the Plan will be in full force and effect at all times at which such Deferred Compensation Obligations are issued, and the Company will take no action inconsistent with such resolutions.
     We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 filed by the Company to effect registration of the Deferred Compensation Obligations to be issued pursuant to the Plan under the Securities Act of 1933 (the “Act”). In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.
Very truly yours,
/s/ Jones Day